UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            BECKMAN INSTRUMENTS, INC
                    ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                    075816108
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.





                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 19

------------------------

*       Initial filing with respect to Soros Fund Management LLC and Mr. Stanley
        F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,005,485
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,005,485

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,005,485

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.47%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,005,485
   Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,005,485

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,005,485

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.47%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,005,485
   Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,005,485

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,005,485

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.47%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,005,485
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,005,485

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,005,485

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.47%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         991,385
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,005,485
    Each
  Reporting           9      Sole Dispositive Power
   Person                           991,385
    With
                      10     Shared Dispositive Power
                                    1,005,485

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,996,870

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             6.88%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,005,485
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,005,485

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,005,485

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.47%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         685,730
   Shares
Beneficially          8      Shared Voting Power
  Owned By                             0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           685,730
    With
                      10     Shared Dispositive Power
                                       0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    685,730

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.36%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE FUND MANAGEMENT, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         685,730
   Shares
Beneficially          8      Shared Voting Power
  Owned By                                  0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           685,730
    With
                      10     Shared Dispositive Power
                                            0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    685,730

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.36%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE

2       Check the Appropriate Box If a Member of a Group*
                                            a. [_]
                                            b. [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         685,730
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,005,485
    Each
  Reporting           9      Sole Dispositive Power
   Person                           685,730
    With
                      10     Shared Dispositive Power
                                    1,005,485

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,691,215

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.83%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 23 Pages

               This  Amendment No. 5 to Schedule 13D relates to shares of Common
Stock, $0.10 par value per share (the "Shares"), of Beckman Instruments, Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D dated January 22, 1992 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 5 is being filed by the Reporting Persons to report an agreement between one of the Reporting Persons and Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"), pursuant to which SFM LLC has been granted investment discretion over certain portfolio investments, including the Shares, held for the account of Quantum Industrial Partners LDC ("QIP"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

          This statement is being filed on behalf of each of the following persons (collectively, the Reporting Persons"):


          i)   QIP;

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  SFM LLC;

          v)   George Soros ("Mr. Soros");

          vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller");

          vii) Winston Partners, L.P. ("Winston");

          viii) Chatterjee Fund Management, L.P. ("CFM"); and

          ix)  Dr. Purnendu Chatterjee ("Dr. Chatterjee").


                              The Reporting Persons

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               In connection with the restructuring of the business of SFM, which will now be conducted through SFM LLC, Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to

                                                             Page 12 of 23 Pages


so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of QIP.

               During the past five years, except as disclosed in the Initial Statement, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The securities  held for the accounts of QIP, Mr. Soros,  the SFM
Clients  and/or  Winston may be held through  margin  accounts  maintained  with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                             Page 13 of 23 Pages

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of QIP, Mr. Soros and/or Winston were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 1,005,485 Shares held for the account of QIP (approximately 3.47% of the total number of Shares outstanding).

                    (ii)  Mr.  Soros  may be  deemed  the  beneficial  owner  of
1,996,870 Shares (approximately 6.88% of the total number of Shares outstanding). This number consists of (A) 991,385 Shares held for his personal account (B) the 1,005,485 Shares held for the account of QIP.

                    (iii) Each of Winston and CFM may be deemed the beneficial owner of the 685,730 Shares currently held for the account of Winston (approximately 2.36% of the total number of Shares outstanding).

                    (iv) Dr. Chatterjee may be deemed the beneficial owner of 1,691,215 Shares (approximately 5.83% of the total number of Shares outstanding). This number consists of (A) 685,730 Shares held for the account of Winston and (B) 1,005,485 Shares held for the account of QIP.

               (b) (i)Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 1,005,485 Shares held for the account of QIP.

                    (ii) Mr. Soros has the sole power to vote and dispose of the 991,385 Shares held for his personal account.

                    (iii) Each of Winston, CFM, as the sole general partner of Winston, and Dr. Chatterjee, as the sole general partner of CFM, may be deemed to have the sole power to direct the voting and disposition of the 685,730 Shares held for the account of Winston.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by any of the Reporting Persons.

                                                             Page 14 of 23 Pages

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in accordance with their share ownership interests in QIP.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for his personal account.

                    (iii) The partners of Winston have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Winston in accordance with their ownership interests in Winston.

               (e) Not applicable.

               Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients and for the account of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his personal account and the accounts of the SFM Clients and QIP. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Each of Winston and CFM expressly disclaims beneficial ownership of any Shares not held directly for the account of Winston. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for the accounts of QIP and Winston.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons and/or the SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, the Reporting Persons and/or the SFM
Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described herein, the Reporting Persons and SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                                                             Page 15 of 23 Pages

               C. Joint Filing Agreement dated January 1, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Winston, CFM and Dr. Chatterjee.

               D. Power of Attorney dated April 7,1994, granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit E to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

               E. Power of Attorney dated May 31, 1995 granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz (filed as Exhibit A to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                                                             Page 16 of 23 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 1, 1997                  QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.
                                             General Partner


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


                                        QIH MANAGEMENT, INC.


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director

                                                             Page 17 of 23 Pages

                                        GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             General Partner

                                             By:  Purnendu Chatterjee,
                                                  General Partner


                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact


                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             General Partner


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


                                        PURNENDU CHATTERJEE


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 18 of 23 Pages

                                     ANNEX B


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                            Scott K. H. Bessent
                               Walter Burlock
                            Jeffrey L. Feinberg
                               Arminio Fraga
                               Gary Gladstein
                             Robert K. Jermain
                              David N. Kowitz
                            Alexander C. McAree
                                Paul McNulty
                            Gabriel S. Nechamkin
                                Steven Okin
                                Dale Precoda
                             Lief D. Rosenblatt
                              Mark D. Sonnino
                          Filiberto H. Verticelli
                               Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 19 of 23 Pages



                                  EXHIBIT INDEX

                                                                        Page No.

A.   Power of Attorney  dated as of January 1, 1997 granted
     by Mr.  George Soros in   favor of Mr. Sean C.  Warren
     and Mr. Michael C. Neus............................................. 20

B.   Power of  Attorney dated as of January 1, 1997 granted
     by Mr. Stanley F. Druckenmiller in favor of Mr. Sean
     C.  Warren  and  Mr.  Michael  C. Neus.............................. 21

C.   Joint  Filing  Agreement  dated  January  1,  1997  by
     and  among  Quantum Industrial  Partners LDC, QIH
     Management  Investor,  L.P., QIH  Management, Inc.,
     Soros  Fund  Management  LLC,  Mr.  George  Soros,
     Mr.  Stanley  F. Druckenmiller,  Winston Partners,
     L.P., Chatterjee Fund Management,  L.P., and Dr. Purnendu
     Chatterjee.......................................................... 22